August 26, 2016

VIA EDGAR

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Amanda Ravitz
Tom Jones

Re:	IRIDEX Corporation Registration Statement on Form S-3 Filed August 12, 2016 File No. 333-213094

Acceleration Request
	Requested Date:	August 26, 2016
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IRIDEX Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-213094) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling David J. Segre at (650) 245-3424.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

IRIDEX CORPORATION

/s/ Atabak Mokari

Atabak Mokari Chief Financial Officer and Vice President Corporate Development

cc:	William M. Moore, IRIDEX Corporation David J. Segre, Wilson Sonsini Goodrich & Rosati, Professional Corporation